Exhibit 99.1

NXT ANNOUNCES US $1.04 MILLION
EXPANSION OF SURVEY CONTRACT
FOR PETROLEOS MEXICANOS (“PEMEX”)

CALGARY, ALBERTA,  October 4, 2012 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) announces that it has been granted a US $1.04 million expansion of its existing US $4.73 million SFD® aerial survey contract with Petrolēos Mexicanos (“PEMEX”), the National Oil Company of Mexico, and the 4th largest exploration & production company in the world.

This brings the value of this current project, which covers large offshore and onshore areas in Mexico, to a combined total of US $5.8 million.  SFD® data acquisition operations for this contract expansion are complete.  Data interpretation is ongoing with delivery to PEMEX of NXT’s final recommendations report, covering the expanded project, scheduled to occur by December, 2012.

“We are pleased that PEMEX has decided to expand this project and are looking forward to an ongoing mutually beneficial relationship with PEMEX for years to come.” noted George Liszicasz, NXT’s President and CEO.

Unlike other exploration methods, NXT can conduct preliminary data interpretation simultaneously with ongoing data acquisition.  This enables clients to very quickly make key decisions regarding the areas identified by SFD® to show high prospectivity and then expand the project by adding new infill flight lines to further delineate these areas.  This flexibility to expand and or modify the project virtually “on the go” is a key advantage of the SFD® system versus conventional survey methods.

Compared to traditional seismic surveys, SFD® programs, in general, are dramatically shorter in the permitting and execution phases, giving NXT clients enhanced flexibility.  SFD® projects are executed at a fraction of the cost and time of a comparable 2D reconnaissance seismic program, and most importantly, provide our clients essential new information for focusing their exploration.

NXT also advises that it plans to have its operations group depart from Mexico this week and following the completion of scheduled aircraft maintenance, intends to commence a US $2.67 million SFD® survey contract in South Asia.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a survey method that can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The company’s securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless an exemption from such registration is available.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2011 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Specific forward looking statements include the planned timing and completion of the surveys in Mexico and South Asia.  Specific risk factors related to the contract include weather conditions and other local factors, which may adversely impact NXT’s ability to conduct and complete the survey, and potential performance penalties, which are standard clauses for these types of contracts.

For further information, please contact:

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
NXT@kincommunications.com
www.kincommunications.com

Greg Leavens
NXT Energy Solutions Inc.
V-P Finance & CFO
(403) 206-0805
gleavens@nxtenergy.com
www.nxtenergy.com

George Liszicasz
NXT Energy Solutions Inc.
President & CEO
(403) 206-0800
george@nxtenergy.com
www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.